

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2018

Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot Avenue
Tucson, AZ 85712

> **Re: ABCO Energy, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 31, 2018**
> **File No. 000-55235**

Dear Mr. O'Dowd:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction